

April 22, 2013

<u>Via E-mail</u>
Ms. Lorraine L. Ritter
Vice President and Controller
CONSOL Energy Inc
CNX Center
1000 Consol Energy Drive
Canonsburg, PA 15317-6506

> **Re:    CONSOL Energy Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 7, 2013**
> **Response dated April 10, 2013**
> **File No. 001-14901**

Dear Ms. Ritter:

We have reviewed your response and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Financial Statements and Supplementary Data</u>
<u>Note 10 – Property, Plant and Equipment, page 145</u>

1.    We note your response to our prior comment 2.  In relation to mining properties that have been idled, you state "the remaining reserves associated with these complexes are evaluated for assignment to adjacent active mines as the Company redefines its long range mining plan."  Please tell us the frequency with which reserves of idled mines have been reassigned to adjacent active mines over the last two years.  Please also elaborate

upon the circumstances surrounding each significant instance by addressing the following, as applicable:

- the events and changes in circumstances that brought about the reassignment;

- the distance between the original mine and the reassigned mine;

- the nature of infrastructure, equipment, labor and management shared between the original mine and the reassigned mine;

- the amounts of reserves (tons) and capitalized costs reassigned;

- how the reassigned costs and reserves affected your impairment testing (i.e. were any cash generating units changed and would an impairment have occurred had the costs and reserves not been reassigned); and,

- any other factors you considered in supporting the reassignment of costs and reserves from one mine to another.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining